Exhibit 7.05
November 18, 2009
Special Committee
VCG Holding Corp.
390 Union Boulevard, Suite 540
Lakewood, CO 80228
Lady and Gentlemen:
     Reference is made to that certain offer, dated November 3, 2009, made by Troy Lowrie and Lowrie Management, LLLP, on behalf of Family Dog, LLC, a Colorado limited liability company organized with the Colorado Secretary of State on November 6, 2009 (“Purchaser”), to the board of directors of VCG Holding Corp. (the “Company”) regarding Purchaser’s proposal to acquire the outstanding shares of common stock of the Company (the “Proposal”).
     The undersigned understands that the board of directors appointed a special committee of independent directors on November 3, 2009, and, through the advice of independent legal counsel, is in the process of interviewing potential financial advisor to assist the special committee in considering and reviewing the Proposal. In order to allow the special committee sufficient time to consider and review the Proposal, independently and with its legal and financial advisors, the Proposal is hereby extended until 5 p.m. (Mountain Standard Time) on December 4, 2009.
     The undersigned reserves the right to amend or withdraw the Proposal and to terminate further discussions at any time prior to our execution of definitive agreements. This indication of interest is non-binding and no agreement, arrangement or understanding between the parties shall be created until such time as definitive documentation has been negotiated, executed and delivered by the Company and all other appropriate parties and the agreement, arrangement or understanding has been approved by the Company’s board of directors and its special committee.
     Should you have any questions, please do not hesitate to contact the undersigned.

Sincerely, Family Dog, LLC
/s/ Troy Lowrie
Troy Lowrie
President